
SEC



22003187

ANNUAL REPORTS
FORM X-17A-5 ✱
PART III

OMB APPROVAL

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SEC FILE NUMBER

8-52850

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____PGM Global Inc._____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1250 René-Lévesque Blvd. West, Suite 4025
(No. and Street)

Montreal	Quebec	H3B 4W8
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Giancarlo Farinacci	514-932-7171	compliance@pgmglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

600, de Maisonneuve Blvd. West, Suite 1500	Montreal	Quebec	H3A 0A3
(Address)	(City)	(State)	(Zip Code)

May 14, 2004	#85
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, _____Giancarlo Farinacci_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____PGM Global Inc._____, as of _____December 31st_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer, Chief Compliance Officer

Notary Public   G1550

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of PGM Global Inc. (previously Pavilion Global Markets Ltd.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PGM Global Inc. (the "Company") as of December 31, 2021 and December 31, 2020 as well as the related notes (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

KPMG LLP

Montréal, Québec

February 24, 2022

*CPA auditor, CA, public accountancy permit No. A133741

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

PGM Global Inc.

Statement of Financial Condition

December 31		2021		2020
(Expressed in U.S. dollars)				
Assets				
Current				
Cash	$	10,267,362	$	10,561,615
Restricted cash (Note 4)		813,494		811,470
Due from clients (Note 6)		1,327,547		478,175
Due from brokers (Note 6)		2,448,883		2,979,750
Accounts receivable		157,026		226,910
Income taxes receivable		585,496		-
Securities owned, at fair value (Notes 7 and 13)		202,871		220,667
Due from ultimate parent company (Note 11)		9,479,289		7,910,187
Due from companies under common control (Note 11)		20,728		23,256
Prepaid expenses		445,693		427,320
		25,748,389		23,639,350
Fixed assets, net (Note 8)		372,666		528,739
Right-of-use lease asset (Note 9)		446,988		665,831
Intangible assets (Note 10)		29,164		53,209
	$	26,597,207	$	24,887,129
Liabilities and Stockholder's Equity				
Current liabilities				
Due to clients (Note 6)	$	1,854,167	$	2,145,312
Due to brokers (Note 6)		1,324,292		614,721
Accounts payable, remuneration and accrued expenses (Note 13)		2,348,969		2,658,871
Income taxes payable		-		472,955
Operating lease liability (Note 9)		305,148		287,668
		5,832,576		6,179,527
Deferred tax liability		78,260		78,327
Operating lease liability (Note 9)		268,618		574,260
Deferred compensation (Note 13)		43,830		53,794
		6,223,284		6,885,908
Commitments (Note 14)				
Stockholder's equity				
Capital stock				
Authorized				
An unlimited number of common shares without par value				
Issued and outstanding				
42,815 common shares		1,090,708		1,090,708
Additional paid-in capital		226,084		226,084
Retained earnings		19,353,591		16,919,786
Accumulated other comprehensive loss		(296,460)		(235,057)
		20,373,923		18,001,221
	$	26,597,207	$	24,887,129

Subsequent Events (Note 16)

On behalf of the Board

_____ Director   _____ Director

The accompanying notes are an integral part of these financial statements.

PGM Global Inc.

Notes to Statement of Financial Condition
December 31, 2021 and December 31, 2020

(Expressed in U.S. dollars)

1. Organization and Nature of Business

Pavilion Global Markets Ltd. (the "Company"), incorporated under the *Canada Business Corporations Act*, provides brokerage and research services internationally. On November 26, 2021, the Company changed its corporate name from Pavilion Global Markets Ltd. to PGM Global Inc. The Company is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), the London Stock Exchange plc ("LSE") and the Nasdaq Stock Market LLC ("NASDAQ"), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in the Toronto Stock Exchange Inc., the TSX Venture Exchange, and the TSX Alpha Exchange.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

USE OF ESTIMATES

The presentation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

CASH, RESTRICTED CASH AND CASH EQUIVALENTS

Cash, restricted cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are presented in the statement of financial condition at amortized cost which approximates fair value due to their short-term nature.

SECURITIES OWNED

Securities owned are carried in the statement of financial condition at fair value with changes in fair value recognized in the statement of comprehensive income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its securities owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Due from (to) clients, due from (to) brokers, accounts receivable, accounts payable, remuneration and accrued expenses and deferred compensation are initially recorded at their fair value and are subsequently carried at amortized cost. In most cases, as term to maturity is short, the fair value and amortized cost of these financial instruments are approximated by carrying value.

Payables and receivables arising from unsettled regular-way trades are recorded net in due from (to) clients and due from (to) brokers.

FIXED ASSETS

Amortization is recognized over the estimated useful life of the asset using the following rates and methods which most closely reflect the expected pattern of consumption of the future economic benefit embodied in the assets:

Technology equipment	3 years straight-line
Furniture and fixtures	20% declining balance
Leasehold improvements	Term of lease

Maintenance and repairs are charged to operations when incurred.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

INTANGIBLE ASSETS

Intangible assets consist of software platforms and software platforms under development. Amortization is recognized over the estimated useful life of the software, from the date that it is available for use since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets. Internally developed software is amortized over a period of five years on a straight-line basis from the time at which the asset became available for use.

6

PGM Global Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2021 and December 31, 2020

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

LEASES

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability based on the present value of the future lease payments over the lease term at lease commencement. Where the implicit interest rate is not determinable from the lease, the Company uses its internal incremental borrowing rate to initially measure leases.

Subsequent amortization of the right-of-use asset and accretion of the lease liability for an operating lease is recognized as a single lease cost, on a straight-line basis, over the lease term. Amortization of the right-of-use asset and the change in the lease liability are presented as part of cash flows from operating activities in the statement of cash flows. Right-of-use assets are assessed for impairment in accordance with long-lived asset impairment policy.

In all leases, the Company define lease term as the non-cancellable term of the lease plus any renewals covered by renewal options that are reasonably certain of exercise based on the Company's assessment of the economic factors relevant to the lease. The non-cancellable term of the lease commences on the date the lessor makes the underlying property in the lease available to the lessee, irrespective of when lease payments begin under the contract.

INCOME RECOGNITION - SECURITY TRANSACTIONS

Revenue is recognized to the extent that the performance obligation has been satisfied, that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.

Security transactions and related commission revenues and commission expenses are recorded on a trade date basis.

Global Macro Research revenues are recognized when services have been rendered.

Professional service fees and other revenues are recognized when services are performed and ultimate collection is reasonably assured.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company is the Canadian dollar. Assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the statement of financial condition date, whereas income and expenses are translated at average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in net income.

These financial statements have been translated from the functional currency into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the statement of financial condition date. Income and expenses, including gains and losses on foreign exchange translation, are translated at average exchange rates for the year. The gains and losses on translation are deferred and are included as a component of comprehensive income.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash, restricted cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from (to) related parties, accounts payable, remuneration and accrued expenses and deferred compensation. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

OFFSETTING OF ASSETS AND LIABILITIES

Amounts due from and to brokers or clients are presented on a net basis, by counterparty, to the extent the Company has the legal right to offset the recognized amounts and intends to settle on a net basis.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

PGM Global Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2021 and December 31, 2020

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

SHARE-BASED PAYMENT TRANSACTIONS

For equity-settled share-based payments, expense is based on the fair value of the awards granted, excluding the impacting of any non-market service and performance conditions. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2021 and have not been applied in preparing these financial statements. None, except for the one listed below, of these are expected to have an impact on the financial statements of the Company.

In November 2021, the FASB issued ASU 2021-09, Leases (Topic 842): Discount Rate for Lessees That Are Not Public Entities, which allows non-public entities to make the risk-free rate election by class of underlying asset, rather than at the entity-wide level. An entity that makes the risk-free rate election is required to disclose the asset classes for which it has elected to apply a risk-free rate. The amendments further require that when the rate implicit in the lease is readily determinable for any individual lease, the lessee use that rate (rather than a risk-free rate or an incremental borrowing rate), regardless of whether it has made the risk-free rate election. The ASU is effective for the Company's annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Earlier application is permitted. The amendments apply on a modified retrospective basis to leases that exist at the beginning of the fiscal year of adoption. The Company is currently assessing the potential impact of adopting this ASU on its financial statements and related disclosures.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires business entities (except for not-for-profit entities and employee benefit plans) to disclose information about certain government assistance they receive. The Topic 832 disclosure requirements include: (i) the nature of the transactions and the related accounting policy used; (ii) the line items on the balance sheet and income statement that are affected and the amounts applicable to each financial statement line item; and (iii) significant terms and conditions of the transactions. The ASU is effective for the Company for fiscal years beginning after December 15, 2021. The ASU will be applied to government assistance received on or after the effective date. The Company is currently assessing the potential impact of adopting this ASU on its disclosures.

3. Adoption of Accounting Policies

In December 2019, FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which simplifies the accounting for income taxes. This guidance is effective for fiscal years beginning after December 15, 2020. This amendment did not have a significant impact on the Company's financial statements.

4. Restricted Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Restricted cash balances represent cash in special reserve bank accounts for the exclusive benefit of customers, in accordance with regulations of the U.S. Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3. These amounts are not available for use in the Company's day-to-day operations.

5. Available Credit Facility

From time to time, the Company may utilize call loan arrangements to facilitate the securities settlement process for both clients and principal transactions. Call loan facilities have been established with Canadian Schedule 1 chartered banks to a maximum amount of CAD $4,000,000 (2020 - CAD $4,000,000) (or its USD equivalent) bearing interest at the call loan rate on the date the amount is contracted. The facility has no fixed renewal date. There was no amount outstanding as of December 31, 2021 (2020 - nil).

PGM Global Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2021 and December 31, 2020

(Expressed in U.S. dollars)

6. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2021	2020
Due from clients	$ 1,324,292	$ 478,175
Due from brokers	$ 1,428,858	$ 1,481,055
Due to clients	$ 1,428,858	$ 1,481,055
Due to brokers	$ 1,324,292	$ 478,175

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

7. Securities Owned

	2021	2020
Canadian federal bonds	$ 202,871	$ 220,667

8. Fixed Assets

	Cost	Accumulated amortization	2021 Net
Technology equipment	$ 107,956	$ 58,973	$ 48,983
Furniture and fixtures	181,868	135,149	46,719
Leasehold improvements	1,634,952	1,357,988	276,964
	$ 1,924,776	$ 1,552,110	$ 372,666

	Cost	Accumulated amortization	2020 Net
Technology equipment	$ 76,166	$ 33,041	$ 43,125
Furniture and fixtures	182,025	124,817	57,208
Leasehold improvements	1,636,361	1,207,955	428,406
	$ 1,894,552	$ 1,365,813	$ 528,739

9. Leases

The right-of-use lease asset arises from the Company's lease agreement for its head office premises.

	Cost	Accumulated amortization	2021 Net
Right-of-use lease asset	$ 1,059,605	$ 612,617	$ 446,988

	Cost	Accumulated amortization	2020 Net
Right-of-use lease asset	$ 1,060,518	$ 394,687	$ 665,831

PGM Global Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2021 and December 31, 2020

(Expressed in U.S. dollars)

9. Leases (continued)

Operating lease liability

Future payments due under operating lease:		2021		2020
2021	$	-	$	331,555
2022		331,269		331,555
2023		276,058		276,286
Total undiscounted operating lease liability	$	607,327	$	939,406
Less: effects of discounting		(33,561)		(77,478)
Current		305,148		287,668
Non-current		268,618		574,260
Operating lease liability included in the statement of financial condition	$	573,766	$	861,928

The discount rate is 6%. The remaining lease term is 1.8 years (2020 – 2.8 years).

The Company signed a sublease agreement with an arms-length third party for most of its head office premises for the remainder of the lease term.

Non-cancellable subleases to be received are as follows:

Year ended December 31,

2022	$	193,533
2023		161,277
	$	354,810

Rent expense for 2021 aggregated to $490,429 (2020 - $469,423).

10. Intangible Assets

				Accumulated			**2021**
		Cost		amortization			Net
Software platforms	$	360,408	$	331,244		$	29,164

				Accumulated			2020
		Cost		amortization			Net
Software platforms	$	360,719	$	307,510		$	53,209

11. Related Party Transactions

The balance due from the current ultimate parent company has mainly arisen from a non-interest-bearing advance and promissory note with no repayment terms. The balance due from a company under common control has arisen from services provided. All balances with related parties are non-interest bearing and are due upon demand.

PGM Global Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2021 and December 31, 2020

(Expressed in U.S. dollars)

12. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of capital stock, additional paid-in capital, retained earnings and accumulated other comprehensive income.

In managing its capital, the Company's primary objectives are as follows:
- Exceed the Company's minimum regulatory capital as required by IIROC and FINRA;
- Ensure that the Company is able to meet its financial obligations as they become due; and
- Support the creation of stockholder value.

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company regularly monitors its regulatory risk adjusted capital as required by regulation, monitors operating results against budgets and monitors its cash flows to ensure that the objectives above are met.

There has been no material change in the capital management practices of the Company from the previous year.

During the year ended December 31, 2021, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of USD $250,000) and certain minimum ratios.

13. Financial Instruments and Risk Management

FAIR VALUE

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Asset categories	Level 1	Level 2	Level 3	Total
December 31, 2021				
Securities owned	$ -	$ 202,871	$ -	$ 202,871
December 31, 2020				
Securities owned	$ -	$ 220,667	$ -	$ 220,667

There were no significant transfers between Level 1 and 2 in the year. The Company does not have any financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at December 31, 2021 and 2020.

CREDIT RISK

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash and restricted cash segregated under regulations of the SEC, amounts due from clients and brokers, debt security issuers, accounts receivable and amounts due from related parties.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment basis.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining short maturity dates. The maximum exposure to credit risk is represented by the carrying value of the financial assets. There are no significant balances past due.

PGM Global Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2021 and December 31, 2020

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management (continued)

CREDIT RISK (CONTINUED)

Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous year.

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. The majority of the positions held as securities owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at December 31, 2021, in addition to those disclosed in Note 9. As liabilities in trading accounts are typically settled within very short-time periods, they are not included in the table below.

	Carrying amount	12 months or less	1 to 3 years	3 to 5 years
December 31, 2021				
Accounts payable and accrued charges	$ 2,348,969	$ 2,348,969	$ -	$ -
Deferred compensation	43,830	-	43,830	-
December 31, 2020				
Accounts payable and accrued charges	$ 2,658,871	$ 2,658,871	$ -	$ -
Deferred compensation	53,794	-	33,896	19,898

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous year.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to equity price risk.

There have been no significant change to the Company's exposure to market risks and how they arise nor how they are managed since the previous year.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash and restricted cash and securities owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

The interest rate volatility on the Company's financial instruments owned is also minimal since the Company does not carry significant instruments subject to interest rate volatility.

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company held CAD $6,259,000 (2020 - CAD $6,660,000) worth of foreign currencies at year-end.

PGM Global Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2021 and December 31, 2020

(Expressed in U.S. dollars)

14. Commitments

In 2019, the parent company obtained a credit facility from a Canadian bank. To secure the credit facility a hypothecation was signed by the parent company of Pavilion Global Markets Ltd. pledging all securities of the Company. The Canadian bank acknowledged that in an event of default the pledged shares may not be transferred and it could not cause a change of control or exercise managerial control without the approval of IIROC, FINRA or the SEC; or such other securities or regulatory authorities as may be required under applicable securities laws or stock exchange rules applicable to the Company or any of its subsidiaries.

15. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had regulatory net capital of $8,613,532 (2020 - $8,385,336), which was $8,262,003 (2020 - $8,006,576) in excess of its required regulatory net capital of $351,529 (2020 - $378,760). The Company's aggregate indebtedness to regulatory net capital ratio was 0.61 to 1 (2020 - 0.68 to 1).

16. Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2021 and through to February 24, 2022, which is the date the financial statements were issued. During this period, there have been no events that would require recognition or disclosure in the financial statements.

PGM

GLOBAL

PGM Global Inc.
(formerly Pavilion Global Markets Ltd.)

EXEMPTION REPORT PER 17 C.F.R. § 240.17A-5(D)(1) AND (4)

For the year ended December 31, 2021

(with Report of Independent Registered Public Accounting Firm therein)



KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone   (514) 840-2100
Fax   (514) 840-2187
Internet   www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of PGM Global Inc. (previously Pavilion Global Markets Ltd.)

We have reviewed management's statements, included in the accompanying PGM Global Inc. Exemption Report (the "Exemption Report"), in which (1) PGM Global Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k) (2)(i) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the *Securities Exchange Act* of 1934.

KPMG LLP

Montréal, Canada

February 24, 2022

*CPA auditor, CA, public accountancy permit No. A133741

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

PGM Global Inc. Exemption Report

PGM Global Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year except as described below:

Despite the fact that the balance in the 15c3-3 account exceeded at all times the amounts payable under commission recapture programs, the Company did not issue checks from the existing separate 15c3-3 bank accounts to pay the customer or the creditor of the customer under the commission recapture program throughout the most recent fiscal year.

PGM Global Inc.

I, Giancarlo Farinacci, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer, FINOP, Chief Compliance Officer

February 24, 2022